1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

STEPHEN T. COHEN stephen.cohen@dechert.com +1 202 261 3304 Direct +1 202 261 3024 Fax

March 7, 2024

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ms.Anu Dubey

Re:   UBS Series Funds (“Registrant”)

     File Nos. 333-52965, 811-08767

Dear Ms. Dubey:

This letter responds to a comment that you provided to Stephen T. Cohen and Devon M. Roberson of Dechert LLP in a telephonic discussion on March 4, 2024, as follow up to Staff’s review of the Registrant’s response letter dated March 1, 2024, with respect to Post-Effective Amendment No. 75 to the Registrant’s registration statement filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on December 26, 2023 (the “Registration Statement”), relating to two new series of the Registrant, UBS Select 100% US Treasury Institutional Fund and UBS Select 100% US Treasury Preferred Fund (each, a “Fund” and collectively, the “Funds”). We have summarized the comment of the staff (“Staff”) of the Securities and Exchange Commission (“SEC”) below, followed by the Registrant’s response.

1.  Comment: The Staff reiterates Comment 16 from the Registrant’s response letter dated March 1, 2024. Given that the disclosure in Item 5 of the summary prospectus identifies UBS AM as adviser to each feeder fund, please revise the disclosure in the SAI to state UBS AM is adviser to the feeder funds.

Response: The Registrant respectfully declines to make this change. The Registrant notes that the “Principal strategies – Principal investments” sub-section in the “Fund summary” section states that “references to the fund include the master fund.” The disclosure in Item 5 of the summary prospectus that identifies UBS AM as adviser to each Fund refers to the master fund. The Registrant notes there is no advisory relationship between the Funds and UBS AM as the Funds are “feeder” funds in a master-feeder structure, and an advisory relationship only exists with respect to the master fund.

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Should you have any questions or comments, please contact the undersigned at 202.261.3304.

Sincerely,

/s/ Stephen T. Cohen

Stephen T. Cohen

cc: Keith A. Weller – Vice President and Secretary of UBS Series Funds

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